Skadden, Arps, Slate, Meagher & Flom llp
	2000 AVENUE OF THE STARS	FIRM/AFFILIATE OFFICES
LOS ANGELES, CALIFORNIA 90067
DIRECT DIAL (213) 687-5122 DIRECT FAX (213) 621-5122 EMAIL ADDRESS MICHELLE.GASAWAY@SKADDEN.COM	TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com November 4, 2024	BOSTON CHICAGO HOUSTON NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO
VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Ruairi Regan Pam Long

Re:	Pearl Holdings Acquisition Corp

Preliminary Proxy Statement on Schedule 14A

Filed October 29, 2024

File No. 001-41165

On behalf of our client, Pearl Holdings Acquisition Corp, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated October 31, 2024 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, filed on October 29, 2024 (the “Preliminary Proxy Statement”).

The Company has filed via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A

Risk Factors, page 15

1.	We note that you are seeking to extend your termination date to December 17, 2025, a date which is 48 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state clearly that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 14, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: The Company has revised the disclosure on pages 15-17 of Amendment No. 1 in response to the Staff’s comment.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Pearl Holdings Acquisition Corp Craig E. Barnett